

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

> **Re: Ultimax Digital, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2022**
> **CIK No. 0001878543**

Dear Mr. Sutton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that the company expects to be a "controlled company" pursuant to NASDAQ rules due to the beneficial holdings of a Control Group. Please identify the members of and the percentage of voting power held by the "Control Group." Also, please tell us why you expect to be a "controlled company" pursuant to NASDAQ rules given your expectation that the Control Group will have 49% of the voting power of the company upon the completion of this offering.

Prospectus Summary, page 5

2. Please disclose that the company had no revenues for the years ended December 31, 2019 and December 31, 2020 and that your management and auditors have concluded that your historical recurring losses from operations and unstable cash flows from operations raise substantial doubt about your ability to continue as a going concern.

Summary of Risk Factors, page 12

3. Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of high gas and transaction fees, lack of liquidity, and volatility as it relates to the NFT and Ethereum marketplace.

Summary of the Offering
Certain Corporate Governance Developments, page 13

4. You state that you entered into a Stockholders' Agreement and Voting Agreement with your founders and early investors. Please disclose the material terms of both agreements including any termination or transfer provisions. Add a risk factor about the agreements and disclose them as related party transactions pursuant to Item 404 of Regulation S-K. Tell us whether you intend to file the agreements as exhibits.

Risk Factors, page 15

5. We note your disclosure that your bylaws include an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Since these provisions do not apply to actions arising under the Securities Act or Exchange Act, ensure that the provisions in your bylaws state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 63

6. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

7.   In your discussion of the conditions that raise substantial doubt about your ability to continue as a going concern, please address the terms of your notes payable and their default status.

Business, page 65

8.   Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

9.   We note your disclosure on page 22 indicating that you may utilize established blockchains other than Ethereum to mint NTFs. Please revise your disclosure to provide a discussion of the blockchains that currently allow for the ability to mint NFTs. To the extent you intend to utilize other blockchains, provide a discussion regarding the functionality and differences in other blockchains that have the functionality to mint NFTs.

10.   We note that you intend to allow your users to utilize crypto assets and virtual currency within your platform. Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money laundering requirements under federal or state law and how you intend to comply. Be sure to include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti-money laundering and know-your-customer requirements.

11.   Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets. Be sure to include a detailed discussion of the current average fees per transaction and how an increase in the fees would impact your business. In addition, discuss the feasibility of your NFT business model in light of the Ethereum gas prices and fees and explain how much an NFT on your platform would need to appreciate in order to break even on resale.

12.   Please revise to provide a description of your planned "Ultimax Payment Processing" platform and how it will operate. Clarify whether this platform will permit transactions with crypto assets and/or more traditional payment methods such as credit or debit cards. To the extent you intend to accept crypto assets other than Ethereum, disclose whether you intend to hold them or immediately convert them into fiat currency or into other crypto assets, and the precautions you will take to keep those crypto assets secure.

13. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.

14. Please revise to provide a discussion of the specific state or federal licenses or other regulatory requirements you will have in the jurisdictions you intend to operate. As a non-exclusive example, discuss whether your NFT marketplace would be considered a "money transmitter" requiring registration as a money services business pursuant to FinCEN requirements.

Geminose, page 67

15. We note that you acquired the rights to Geminose from Silver Bullet Studios which partnered with a Swedish game development studio to develop the game. Please revise to identify the Swedish game development studio and clarify whether Majesco was involved in the development. In addition, disclose the material terms of any agreements between Ultimax Digital, Silver Bullet Studios, and the Swedish game development company including any termination provisions and file the agreement as an exhibit.

Ultimax NFT Marketplace, page 70

16. Please provide a more detailed discussion of how your NFT marketplace will operate. For example, we note that you intend to utilize smart contracts to sell your NFTs and to collect commission on the future resale of those NFTs. Revise to provide more balanced disclosure of your assumptions regarding the resale and future value of the NFTs generated on your platform and how you intend to maintain an interest in the future resale of those NFTs. Finally, include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

Ultimax NFT Toolkit and Plug-in, page 73

17. We note that you intend to convert all Ether received into U.S. dollars to reduce the risks associated with holding crypto assets. To the extent you have an agreement with a third-party exchange for converting Ether to fiat currency, please disclose the material terms and file the agreement as an exhibit. In addition, discuss whether your crypto assets will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure.

18. We note your disclosure that "Since on its base level, all purchases will be made in Ether, it will allow us to automatically deliver payment to both the game developer and the gamer who created the NFT card sold." Please reconcile this disclosure with the

disclosure that you intend to immediately sell Ether for fiat currency. In that regard, we note that if payments are made in Ether directly to developers and creators crypto asset wallets, the company will need to maintain a balance of Ether to ensure payment.

19.   Please revise to discuss how revenue from the initial sale of NFTs on your platform is divided between the company and the developers and content creators. As part of your discussion, include balancing language regarding the uncertainty of NFT values, liquidity, and gas fees.

Management, page 77

20.   Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 81

21.   Please revise to provide executive compensation disclosure for the most recently completed fiscal year ended December 31, 2021. Refer to Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Selling Stockholders, page 83

22.   Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the beneficial ownership table and include a row reflecting the ownership of all directors and officers as a group and identify the "Control Group".

Report of Independent Registered Certified Public Accountants, page F-2

23.   Please clarify the statement that your audit firm determined there was no physical audit matters.

Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

24.   Please revise your revenue recognition policy to give effect to the adoption of ASU 2014-09.

Note 5. Employee Stock-Based Compensation, page F-13

25.   Please revise to provide the additional disclosures required under ASC 718-10-50-2.

General

26.   Please supplementally provide us with a detailed legal analysis of whether the instruments you plan to make available on your platform are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs through the resale fee.

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

  You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Paul Goodman